UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Vivani Medical, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

81362J100

(CUSIP Number)

13170 Telfair Avenue

Sylmar, CA 91342

(818) 833-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 30, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81362J100	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gregg Williams
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) 00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 20,909,620 (1)
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 20,909,620 (1)
	10.	SHARED DISPOSITIVE POWER 00,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,909,620 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 341.22% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)   Includes  (i) 9,511,062 shares of common stock and warrants to purchase 7,808,405 shares of common stock owned by GW Trust, (ii) 1,212,856 shares of common stock and warrants to purchase 1,151,012 shares of common stock owned by Williams International Co. LLC (iii) 181,587 shares of common stock owned by Sam Williams Family Investments LLC and (iv) 731,309 shares of common stock and warrants to purchase 287,753 shares of common stock owned by Sam B. Williams 1995 Generation-Skipping Trust. Includes 25,636 shares of common stock issuable to Mr. Williams upon exercise of options. Greg Williams has voting and dispositive power over all of these shares.

(2)   Beneficial ownership is based on 50,726,427 shares of common stock outstanding.

CUSIP No. 81362J100	13D	Page 3 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gregg Williams 2006 Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 17,319,467 (3)
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 17,319,467 (3)
	10.	SHARED DISPOSITIVE POWER 00,000
11.	17,319,467
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.14% (4)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(3)   Shares beneficially owned includes (i) 9,511,062 shares of common stock and (ii) warrants to purchase 7,808,405 shares of common stock. Mr. Williams has sole voting and dispositive power for shares held by this Reporting Person.

(4)   Beneficial ownership is based on upon shares of common stock as set forth in footnote 2 above.

CUSIP No. 81362J100	13D	Page 4 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sam Williams Family Investments, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 181,587 (5)
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 181,587 (5)
	10.	SHARED DISPOSITIVE POWER 00,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 181,587 (5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.36% (6)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(5)   Shares beneficially owned includes 181,587 shares of common stock. Mr. Williams has sole voting and dispositive power for shares held by this Reporting Person.

(6)   Beneficial ownership is based on upon shares of common stock as set forth in footnote 2 above.

CUSIP No. 81362J100

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Williams International Co. LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,363,868 (7)
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 2,363,868 (7)
	10.	SHARED DISPOSITIVE POWER 00,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,363,868 (7)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.66% (8)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(7)   Shares beneficially owned includes (i) 1,212,856 shares of common stock, (ii) 1,151,022 warrants to purchase shares of common stock. Mr. Williams has sole voting and dispositive power for shares held by this Reporting Person.

(8)   Beneficial ownership is based on upon shares of common stock as set forth in footnote 2 above.

CUSIP No. 81362J100

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sam B. Williams 1995 Generation Skipping Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,019,062 (9)
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 1,019,062 (9)
	10.	SHARED DISPOSITIVE POWER 00,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,019,062 (9)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.01% (10)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(9)   Shares beneficially owned includes (i) 1,019,062 shares of common stock, (ii) 1,019,062 warrants to purchase shares of common stock. Mr. Williams has sole voting and dispositive power for shares held by this Reporting Person.

(10) Beneficial ownership is based on upon shares of common stock as set forth in footnote 2 above.

This Amendment No. 9 amends the Schedule 13D, as previously amended and filed on July 22, 2022, as specifically set forth herein.

Item 1.  Security and Issuer.

The class of equity securities to which this Schedule 13D (this “Schedule 13D”) relates is the shares of common stock (the “Common Stock”) of Vivani Medical, Inc., a California corporation (the “Issuer”). The principal executive office of the Issuer as of the filing date of this Schedule is 13170 Telfair Ave., Sylmar, California 91342..

Item 2.  Identity and Background.

(a), (f) This statement is being filed by:

(i) Gregg Williams, an individual;

(ii) Gregg G. Williams 2006 Trust, a trust (“Williams Trust”);

(iii) Sam Williams Family Investments LLC, a Michigan limited liability company (“Williams LLC”);

(iv) Williams International Co. LLC, a Michigan limited liability company (“Williams International”); and

(v) Sam B. Williams 1995 Generation-Skipping Trust (“GST” and together with Mr. Williams, the Williams Trust, Williams LLC, and Williams International, the “Reporting Persons”)

 (b) The address of the principal business and principal office of each of the Reporting Persons is 13170 Telfair Avenue, Sylmar Ca 91342.

(c) Mr. Williams has been the Chief Executive Officer at Williams International, a leading developer and manufacturer of small gas turbine engines, since April 2005, and has been a member of the Board of Directors of the Issuer since June 2009.

(d), (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Mr. Williams is a citizen of the United States.

Item 3.  Source or Amount of Funds or Other Consideration.

 The Shares were acquired with the personal funds of the Reporting Persons.

Item 4.  Purpose of Transaction.

The Reporting Persons, directly or indirectly through certain affiliates, acquired the shares of the Issuer for investment purposes.. Nevertheless, as a result of his appointment in March 2018 as the non-executive Chairman of the Board of Directors and his beneficial share ownership of approximately 41.22% of the Common Stock, Mr. Williams is deemed to control the Issuer. Mr. Williams has at all times from immediately prior to and since the initial public offering of the Common Stock in November 2014 been a principal shareholder and director of the Issuer and is a member of the family which co-founded the Issuer.

The Reporting Persons will continue to evaluate their ownership, investment and voting position in the Issuer and they currently expect to continue holding Issuer’s securities for investment. Moreover, they may acquire additional securities of the Issuer, upon terms which they consider to be favorable, in open market and in privately-negotiated transactions.

Item 5.  Interest in Securities of the Issuer.

(a)(i) Gregg Williams is the beneficial owner of an aggregate of 11,636,814 or 41.22% of the Issuer’s outstanding shares of Common Stock, including currently exercisable warrants to purchase 9,247,170 shares of common stock.

(ii) Gregg G. Williams 2006 Trust is the beneficial owner of an aggregate of 9,511,062 or 34.14%%% of the Issuer’s shares, including currently exercisable warrants to purchase 7,808,405 shares of Common Stock.

(iii) Sam Williams Family Investments LLC is the beneficial owner of an aggregate 181,587 or 0.36% of the Issuer’s shares.

(iv) Williams International Co. LLC is the beneficial owner of an aggregate 2,363,868 or 4.66% of the Issuer’s shares, including currently exercisable warrants to purchase 1,151,012 shares of Common Stock.

(v) GST is the beneficial owner of an aggregate 1,019,062 or 2.01% of the Issuer’s shares, including currently exercisable warrants to purchase 863,259 shares of Common Stock.

(b) Mr. Williams has power to vote or direct the vote and sole power to dispose or direct the disposition of the shares and warrants owned by the Reporting Persons.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 None

Item 7.  Material to Be Filed as Exhibits.

None

SIGNATURE

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: September 1, 2022
/s/Gregg Williams
Gregg Williams

GREGG WILLIAMS 2006 TRUST

Date: September 1, 2022	/s/Gregg Williams
By: Gregg Williams
Its: Trustee

SAM WILLIAMS FAMILY INVESTMENTS LLC

Date: September 1, 2022	/s/Gregg Williams
By: Gregg Williams
Its: Manager

WILLIAMS INTERNATIONAL CO. LLC

Date: September 1, 2022	/s/Gregg Williams
By: Gregg Williams
Its: Manager

SAM B WILLIAMS 1995 GENERATION-SKIPPING TRUST

Date: September 1, 2022	/s/Gregg Williams
By: Gregg Williams
Its: Trustee